Exhibit 99.1
SEANERGY MARITIME CORP. ENTERS INTO DEFINITIVE AGREEMENTS TO PURCHASE SIX DRY BULK VESSELS FOR $395 MILLION
MANAGEMENT TO HOLD CONFERENCE CALL ON THURSDAY, MAY 22, 2008 AT 11:00 AM EDT TO DISCUSS THE TRANSACTION
•	Acquiring 6 dry bulk carriers from members of the Restis Family

•	Management and Board of Directors with significant shipping and public company experience
•	The Restis family has extensive, strong relationships in multiple verticals in the shipping industry

•	Seanergy Maritime’s Chairman has a successful track record of growing public companies and creating shareholder value
•	Initial consideration of $395,280,750 with a potential earn-out worth an additional $43,080,750 if certain EBITDA hurdles are met
•	Initial consideration includes $367,030,750 in cash and an additional $28,250,000 in the form of a 2 year promissory note

•	Members of the Restis family purchased 50% of SRG’s founder’s equity and 50% of SRG’s private placement warrants from Mr. Panagiotis Zafet and Mr. Simon Zafet
•	The Company plans to distribute annually 54% of its distributable cash flow in dividends, which equates to 12% of the $10.00 per share amount held in trust. The projected cash flow is expected to generate one of the highest yields in the high dividend yield dry bulk peer group.

•	Modern and diversified fleet with an average age of 10.5 years

•	Fleet growth potential: excess capital and debt capacity provide a vehicle for future growth.
•	Affiliates of the Restis Family are giving a right of first refusal to Seanergy to purchase an additional 2 vessels in 2009
May 21, 2008 — Athens Greece — Seanergy Maritime Corp. (AMEX: SRGU, SRG, SRGW; the “Company” or “Seanergy”) announced today that it has entered into definitive agreements pursuant to which it, through its wholly-owned subsidiary Seanergy Merger Corp. (“Buyer”) and its designated nominees, has agreed to purchase, six dry bulk carriers, which includes two new buildings, from companies associated with members of the Restis family. The purchase price of $395,280,750 consists of $367,030,750 in cash and $28,250,000 in the form of a two-year promissory note convertible into 2,260,000 shares of common stock at a conversion price of $12.50 per share. In addition, the deal as proposed provides that the sellers of the vessels are entitled to receive an additional 4,308,075 shares of common stock if certain agreed to earnings thresholds are achieved during the period October 1, 2008 through September 30, 2009. Furthermore, the Restis family has given a right of first refusal to Seanergy to purchase an additional two vessels in 2009. In connection with the fleet acquisition, Seanergy will seek shareholder approval to merge with and into Buyer.
The joining of two prominent Greek families, both market-leaders in their respective fields, namely shipping and retail, brings together two exceptionally successful business strategies. The Restis family, a leader in the Greek shipping industry, and the Koutsolioutsos family, with their well founded knowledge of running and developing a globally publicly listed company in the retail sector, make for a unique and advantageous business combination.
Commenting on the transaction, Mr. Dale Ploughman, the Company’s CEO & Director, stated that “Seanergy offers a strategic platform from which to build a strong shipping company focused on the dry bulk sector as the Company plans to pursue an aggressive acquisition program to double the size of the fleet by 2011.” Furthermore, Mr. George Koutsolioutsos, the Company’s Chairman & Director, added “We believe that Seanergy is backed by a management team and board of directors that have a significant history of consistently adding accretive value for their shareholders.”

Upon delivery of the vessels, the fleet will be comprised of two Panamax, two Supramax and two Handysize dry bulk carriers. All six vessels will enter into time charters with South African Marine Corporation, an affiliate of the Restis family and one of the oldest shipping names in Africa. These dry bulk carriers transport a variety of dry bulk cargoes such as coal, iron ore and grain. The vessels have a combined cargo-carrying capacity of 317,743 deadweight tons and an average fleet age of approximately 10.5 years. The two Supramax dry bulk carriers are scheduled for delivery in 2008.
Mr. Dale Ploughman, the Company’s CEO & Director, stated “We believe that our current fleet deployment positions us strategically to benefit from the strong freight rate environment and the positive fundamentals of the dry bulk sector.”

						Time
			Capacity	Year		Charter
Vessel Name*	Vessel Type	Vessel Class	(dwt)	Built	TCE Rate	Expiry
M/V African Oryx	Single Hull	Handysize	24,110	1997	30,000	Sep-09
M/V African Zebra	Single Hull	Handysize	38,632	1985	36,000	Sep-09
M/V Hull K215	Single Hull	Supramax	54,000	2008	60,000	Sep-09
M/V Bremen Max	Single Hull	Panamax	73,503	1993	65,000	Sep-09
M/V Hamburg Max	Single Hull	Panamax	73,498	1994	65,000	Sep-09
M/V Hull K216	Single Hull	Supramax	54,000	2008	60,000	Oct-09
Total/Average			317,743	10.5 yrs	52,667
In addition, it is intended that, after the closing of the transaction, Enterprises Shipping and Trading, S.A. will provide technical management services and Safbulk Pty Ltd. will provide charter party brokerage services to Seanergy’s fleet. Both entities are affiliates of members of the Restis family.
On a pro forma basis, as a result of the Business Combination, without giving effect to additional shares earnable in the earn-out or the conversion of the promissory note with a conversion price of $12.50:
•	there will be 42,290,833 total shares outstanding on a fully-diluted treasury method basis, based on cash in trust of approximately $10.00 per share as of March 31, 2008, which is the date of Seanergy Maritime’s most recent quarterly filing;

•	on a fully-diluted treasury method basis, affiliates of the Restis family are expected to own approximately 13.1% of Seanergy’s outstanding shares of common stock, Seanergy’s current insiders are expected to own approximately 13.1% of Seanergy’s outstanding shares of common stock and the public is expected to own approximately 73.7% of Seanergy’s outstanding shares of common stock;

•	the Company will have net debt of approximately $150,530,750;

•	the Company projects the first full year of operations to produce EBITDA of approximately $88,780,540.
Concurrently with entering into the definitive agreements, each of the Company’s former Chief Executive Officer and Co-Chairman of the Board of Directors, Mr. Panagiotis Zafet, and the Company’s former Chief Operating Officer and Director, Mr. Simon Zafet, sold to affiliates of the Restis family beneficial ownership of their securities of the Company to companies associated with members of the Restis family in exchange for an agreed upon sales price and resigned from their offices and directorships of the Company. In addition, Messrs. George Hamawi and Roger Beberniss, each an independent director of the Company, resigned from the Company’s Board. The remaining members of the Board of Directors approved a resolution recognizing the valuable contribution to the Company of the departing directors, particularly for supporting the Company in pursuing the business opportunity represented by the definitive agreements.
Mr. Dale Ploughman has replaced Mr. Panagiotis Zafet as Chief Executive Officer and Mr. Ploughman and Mr. Kostas Koutsoubelis, both designated by the affiliates of the Restis family, were appointed as directors of the Company. Mr. Georgios Koutsolioutsos has been appointed the sole Chairman of the Board of Directors, and Mr.

Alexios Komninos, the Company’s Chief Financial Officer and Treasurer, Mr. Ioannis Tsigkounakis, the Company’s Secretary and Mr. Elias Culucundis, continue to serve as directors of the Company.
The definitive agreements provide for the transaction to close by July 30, 2008. The Company’s acquisition of the fleet of dry bulk carriers and the merger with Buyer is conditioned upon the consummation of each such other transaction and is each subject to the approval of Seanergy’s shareholders.
Seanergy will also file a Report on Form 6-K disclosing further details on the fleet acquisition and merger and attaching copies of the definitive agreements
Maxim Group LLC served as sole financial advisor to Seanergy Maritime Corp. Loeb & Loeb LP served as United States legal counsel to Seanergy Maritime Corp., Vgenopoulos and Partners Law Firm served as Greek legal counsel to Seanergy Maritime Corp. and Broad and Cassel served as legal counsel to the members of the Restis Family.
Management will hold a conference call on Thursday, May 22, 2008 at 11:00 EDT to discuss the transaction.
Conference Call details
Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 866 819 7111 (from the US), 0800 953 0329 (from the UK) or +44 1452 542 301 (from outside the US). Please quote “Seanergy”
In case of any problem with the above numbers, please dial 1 866 223 0615 (from the US), 0800 694 1503 (from the UK) or +44 1452 586 513 (from outside the US). Quote “Seanergy.”
A telephonic replay of the conference call will be available until May 29, 2008 by dialing 1866 247 4222 (from the US), 0800 953 1533 (from the UK) or +44 1452 550 000 (from outside the US). Access Code: 2094507#
Audio and Slides Webcast
There will also be a live and then archived replay of the conference call together with slides which can be accessible through the website of the Company at www.seanergymaritime.com.
Participants to the audio webcast should register on the website approximately 10 minutes prior to the start of the webcast.
About Seanergy Maritime Corp.
Seanergy Maritime Corp. is a newly organized Business Combination Company™, or BCC™. A BCC™ is a blank check company formed for the purpose of acquiring, through a merger, capital stock exchange, asset acquisition or other similar business combination, an unidentified operating business.
For Further Information please contact:
Seanergy Maritime Corp.
Alexis Komninos
Chief Financial Officer
33 Stadiou Str
Athens 105 59, Greece
Tel: 30 210 3726200
Facsimile: +30-210 3218847
E-mail: kalexis@komninos.gr

Investor Relations / Media:
Capital Link, Inc.
Paul Lampoutis
230 Park Avenue Suite 1536
New York, NY 10169
Tel. (212) 661-7566
E-mail: seanergy@capitallink.com
Forward Looking Statement
This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company’s growth strategy and measures to implement such strategy. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, the scope and timing of SEC and other regulatory agency review, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.
Additional Information
In connection with the proposed transaction and required shareholder approval, Seanergy will file with the SEC a proxy statement that will be mailed to the shareholders of Seanergy. Seanergy’s shareholders are urged to read the proxy statement and other relevant materials when they become available as they will contain important information about the transaction and related matters. Shareholders will be able to obtain a copy of the definitive proxy statement, without charge, by directing a request to: Seanergy Maritime Corp., Alexios Komninos, Chief Financial Officer, 33 Stadiou Str., Athens 105 59, Greece. Once filed, investors and security holders will be able to obtain free copies of these documents through the website maintained by the SEC at http://www.sec.gov.
Seanergy and its officers and directors may be deemed to be participating in the solicitation of proxies from the Seanergy shareholders in favor of the approval of the proposed transaction. Information concerning Seanergy’s directors and officers is set forth in the publicly filed documents of Seanergy. Shareholders may obtain more detailed information regarding the direct and indirect interests of Seanergy and its directors and executive officers in the transaction and related financing by reading the proxy statement regarding the proposed acquisition, which will be filed with the SEC.